Parker Hannifin Corporation
6035 Parkland Boulevard
Cleveland, Ohio 44124

February 23, 2018

Via EDGAR

Ms. Pamela Long
Assistant Director
Office of Manufacturing and Construction
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
Washington, D.C. 20549-4631

Re:	Parker Hannifin Corp
Form 10-K for Fiscal Year Ended June 30, 2017
Filed August 25, 2017
Definitive Proxy Statement on Schedule 14A Filed September 25, 2017
File No. 1-04982

Dear Ms. Long:

This letter is in response to the comments provided by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on January 26, 2018, with respect to the above-referenced filings of Parker-Hannifin Corporation (the “Company”). For ease of review, the Company has included the questions from the Staff’s letter in italics and included the Company’s response to each question directly below.
Form 10-K for Fiscal Year Ended June 30, 2017
General

1.
A catalogue for Parker Olaer Accumulator, Accessories and Spares posted on your website provides a regulations table which includes Syria and Sudan. Also, a November 2015 Service Information brochure for Denison Hydraulics Premier Series Open Pump Circuits posted on your website lists Syria under International Distributors. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, partners, or other direct or indirect arrangements. For instance, a recent news article reports that you have an agreement with Emirates Airline to provide maintenance for certain of its aircraft and engines throughout its worldwide network of repair facilities. Emirates Airline’s website lists flights to Khartoum, Sudan. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

The Company is committed to complying with the export controls and economic sanctions regulations applicable to its business operations. The Company maintains a global policy on export requirements that prohibits the Company and all of its subsidiaries, affiliates and personnel, whether inside or outside of the United States, from engaging in direct or indirect sales to, or otherwise engaging in business with, the governments of Sudan and Syria, entities they control or parties located in such countries. Furthermore, the Company uses third-party tools to screen transactions against lists of prohibited countries and restricted parties, and has trained relevant personnel on these matters. The Company respectfully submits that it has not included disclosures about contacts with Syria or Sudan because the Company does not engage and, during the last five years, has not engaged in business with the governments of such countries or entities they control.
The Company addresses each of your specific inquiries as follows:
A catalogue for Parker Olaer Accumulator, Accessories and Spares posted on your website provides a regulations table which includes Syria and Sudan.
The Company notes the Staff’s comment with regard to the catalogue of Parker Olaer. Upon receipt of the Staff’s comment, the Company reviewed its catalogues and inquired of the Parker Olaer division with regard to this specific catalogue, its sales and its sales practices. The Company determined that the regulations table referenced in the Staff’s comment is a table listing every country with regulations applicable to certain Olaer products. Syria and Sudan were included in the regulations table by its author for sake of completeness and not due to the Company doing business in Syria or Sudan. The Parker Olaer division does not engage and, during the last five years, has not engaged in business with the governments of Syria or Sudan or entities they control and has had no contacts in either country, whether directly or indirectly. The Parker Olaer division has removed all references to Syria and Sudan from the regulations table.
A November 2015 Service Information brochure for Denison Hydraulics Premier Series Open Pump Circuits posted on your website lists Syria under International Distributors.
The Company notes the Staff’s comment with regard to the brochure for Denison Hydraulics Premier Series Open Pump Circuits. Upon receipt of the Staff’s comment, the Company reviewed its brochures and inquired of the Denison Hydraulics division with regard to this specific brochure, its sales and its distribution practices. The Company determined that these brochures are posted on the Company’s website as service literature for the division’s premier pump line, and, inadvertently, the brochures were not updated over time to reflect the Company’s global policy referenced above. The Denison Hydraulics division does not engage and, during the last five years, has not engaged in business with the government of Syria or entities it controls, and does not have, and during the last five years, has not had a distributor in Syria or any contacts in Syria, whether directly or indirectly. The Denison Hydraulics division has withdrawn the brochure listing Syria and is in the process of updating it to remove all references to Syria.
A recent news article reports that you have an agreement with Emirates Airline to provide maintenance for certain of its aircraft and engines throughout its worldwide network of repair facilities. Emirates Airline’s website lists flights to Khartoum, Sudan.
In December 2017, the Company announced it was selected to provide its hydraulic systems pumps for the Boeing 777X series airplanes being built for Emirates Airlines. The Company’s pumps are manufactured in Kalamazoo, Michigan, and delivered to Boeing’s 777X production facility in the State of Washington for installation in the 777X series airplanes. The 777X is currently under production and is not anticipated to be delivered until 2020.
In February 2015, the Company announced an agreement with Emirates Airline to perform component maintenance services, and sell spare parts to Emirates Airlines, directing any related shipments to a location in Dubai, United Arab Emirates. The Company does not provide its services to Emirates Airlines around the world. Rather, under the agreement, the Company provides services at its designated repair service locations in Kalamazoo, Michigan or Weisbaden, Germany. The Company does not provide services or sell products to the government of Sudan or entities it controls, or otherwise provide services or sell products in Sudan under its maintenance support agreement with Emirates Airlines. Furthermore, when providing spare parts, the Company screens aircraft tail numbers, if known, against the Office of Foreign Assets Control list of aircraft considered to be owned by specially designated nationals.

2.
Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As more fully set forth in the responses above, the Company does not engage and, during the last five years, has not engaged in business with the governments of Syria or Sudan or entities they control and has had no contacts or other activities in such countries. With respect to the potential contact identified by the Staff regarding the Company’s maintenance support agreement with Emirates Airline, the Company wishes to emphasize that this arrangement does not involve the provision of services or sale of products in Sudan or otherwise to the government of Sudan or entities it controls. Furthermore, the Company provides all maintenance services under the agreement at U.S. and German facilities. While the Staff has indicated that Emirates Airline, based in Dubai, United Arab Emirates, directs flights to Khartoum, Sudan, the Company is not aware of any of the airplanes used on those routes containing parts provided by the Company. While possible, the Company respectfully submits that this would not be a material risk to the Company’s security holders and would have little potential impact on investor sentiment.

3.	Please tell us whether any contacts with Syria and Sudan you describe in response to the comments above involve dual use products and, if so, the nature of the dual uses.
As noted in the above responses, the Company is not aware of any direct or indirect contacts with Syria or Sudan during the last five years.
Definitive Proxy Statement on Schedule 14A

General RONA Bonuses and Converted RONA Bonuses, page 34

4.
It is unclear how the target payout amounts for the RONA bonuses and Converted RONA Bonuses resulted in the amounts actually paid as disclosed in the Summary Compensation Table footnotes. Elements of this calculation, such as the annual goal for return on net assets and mechanism for converting the Bonus Target Payout Amounts shown on page 36 into “RONA shares” are not disclosed. Similarly, because return on net assets used to determine the awards is not disclosed, the multiples applied to the RONA shares and salary to determine the amount of the bonuses are not clear. In your supplemental response, please elaborate on how the amounts disclosed in the Summary Compensation Table footnotes was determined, and in future filings, please disclose the goal for return on net assets, the RONA shares and multiples used and any other information necessary to understand how the final bonus amounts were determined.

As disclosed on pages 36, 50 and 51 of the Company’s 2017 Proxy Statement, the Company’s named executive officers received the following adjusted target and actual payout amounts for fiscal year 2017 General RONA Bonuses and Converted RONA Bonuses:

Named Executive Officer	General RONA Bonus – Adjusted Target	General RONA Bonus – Actual	Converted RONA Bonus – Adjusted Target	Converted RONA Bonus – Actual
Thomas L. Williams	$843,750	$1,200,000	$74,380	$93,118
Catherine A. Suever	$195,603	$244,895	$50,320	$63,000
Lee C. Banks	$495,000	$719,740	$73,980	$92,623
Robert W. Malone	$187,030	$194,793	$50,700	$63,476
Joseph R. Leonti	$178,430	$215,112	$50,860	$63,682
Jon P. Marten	$297,000	$371,844	$42,525	$53,241

As disclosed on page 36 of the Company’s 2017 Proxy Statement, the General RONA Bonus – Adjusted Target and Converted RONA Bonus – Adjusted Target amounts set forth above (the “RONA Targets”) were established in relation to market median, based on benchmarking data provided by Mercer Human Resources Consulting, and, in the cases of Ms. Suever and Messrs. Malone and Marten, adjusted to account for promotions and a retirement.
As disclosed on page 35 of the Company’s 2017 Proxy Statement, the RONA Targets are converted into a number of “shares” based on the Company’s annual goals for return on net assets. The Company has established and communicated an overall goal for the Company of 21.4% return on net assets on a consolidated basis, with a target multiple of 5% on each “share.” The RONA Targets were converted into a number of “shares” for each named executive officer at the 5% target multiple (e.g., Mr. Williams received 15 General RONA Bonus shares, calculated by dividing his $843,750 General RONA Bonus target by the product of his $1,125,000 base salary and 5% target multiple).
As disclosed on pages 29, 30, 36 and 37 of the Company’s 2017 Proxy Statement, Messrs. Williams, Banks and Marten received additional General RONA Bonus award opportunities under the Company’s Performance Bonus Plan. As intended, this enabled the Committee to ensure deductibility of the Company’s performance-based compensation and exercise negative discretion to reduce the final payout amounts based on actual performance and contributions and amounts paid to other executive officers.
The method for calculating return on net assets may vary from employee to employee, based on each employee’s role with the Company. For example, as disclosed on page 34 of the Company’s 2017 Proxy Statement, return on net assets applicable to Messrs. Williams, Banks and Marten was calculated based on consolidated net assets; for Mr. Malone it was calculated based on average division net assets for the divisions in his operating group; and for Ms. Suever and Mr. Leonti it was calculated based on average net assets for all divisions. Once the return on net assets applicable to a given employee is calculated, it is translated into multiples as described on pages 35 and 37 of the Company’s 2017 Proxy Statement. The final multiples were 4.82% for Mr. Malone (or 5.21% after applying the applicable PG RONA Multiplier, as described below) and 6.26% for each of the Company’s other named executive officers.
The payout amounts are then calculated as the product of each individual’s base salary (for General RONA Bonuses) or base salary market midpoint (for Converted RONA Bonuses), multiplied by his or her multiple, multiplied by his or her number of “shares.” In fiscal year 2017, the General RONA Bonus payouts to Ms. Suever and Messrs. Williams, Banks, Malone and Marten were further adjusted as follows:

•
Messrs. Williams, Banks and Marten: The Committee exercised negative discretion to their payouts under the Performance Bonus Plan to ensure alignment with payouts to other executive officers and recognition of their performance and contributions. Mr. Marten’s payout was also adjusted to account for his fiscal year 2017 retirement.

•	Ms. Suever and Mr. Malone: Their payouts were adjusted to account for their fiscal year 2017 promotions.

In future filings, the Company will disclose its goal for return on net assets, the multiples and “shares” used and any other information necessary to understand how final General RONA Bonus and Converted RONA Bonus amounts were determined.
Profitable Growth Incentive Plan, page 37

5.
To the extent that the PGI Plan is used to adjust General RONA Bonuses for named executive officers, please disclose the PG RONA Multiplier that you used, explain how it was determined with reference to the relevant three – year CAGR, and disclose the CAGR that was used in this determination.

As disclosed on pages 23, 29, 32 and 37 of the Company’s 2017 Proxy Statement, in fiscal year 2017, Mr. Malone was the only named executive officer subject to the PGI Plan because he was the only named executive officer who was a Group President. As set forth above, Mr. Malone’s General RONA Bonus payout was based on a multiple of 5.21% per “share” after applying the PG RONA Multiplier and, without the PG RONA Multiplier, his General RONA Bonus payout would have been based on a multiple of 4.82%.
As disclosed on page 37 of the Company’s 2017 Proxy Statement, the Company’s PGI Plan is designed to reward participants for sales growth above a 5% three-year compound annual growth rate (“CAGR”). The Filtration Group’s three-year CAGR for the applicable period was 8.85%. This Filtration Group three-year CAGR translated into a PG RONA Multiplier of 108.04% after calculating it as described on page 37 of the Company’s 2017 Proxy Statement.
If you have any additional comments or should you require supplemental information, please do not hesitate to contact me.
Very truly yours,
/s/ Catherine A. Suever
Catherine A. Suever
Executive Vice President - Finance & Administration and
Chief Financial Officer